May 16, 2016
To:    The Securities Commissions of all of the Provinces and Territories of Canada
Report of Voting Results
In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general and special meeting of shareholders of Alamos Gold Inc. (the “Company”) held on May 13, 2016.
Total Shares Voted:    209,810,423
Total Shares Issued and Outstanding:    263,420,166
Total Percentage of Shares Voted:    79.65%

1.	Election of Directors
According to proxies received and vote by show of hands, the following persons were elected as directors of the Company until the next annual meeting:

Name of Nominee	Vote For	%	Withhold Vote	%
Mark Daniel	182,670,624	94.84	9,935,322	5.16
Patrick Downey	182,597,775	94.80	10,008,171	5.20
David Fleck	192,214,750	99.80	391,196	0.20
David Gower	182,633,152	94.82	9,972,794	5.18
Claire Kennedy	192,196,007	99.79	409,939	0.21
John A. McCluskey	192,223,353	99.80	382,592	0.20
Paul J. Murphy	192,260,436	99.82	345,509	0.18
Ronald Smith	191,774,509	99.57	831,437	0.43
Kenneth G. Stowe	182,946,540	94.98	9,659,406	5.02

2.	Appointment and Compensation of Auditors - FOR: 99.62%
According to proxies received and vote by show of hands, KPMG LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration.

	Vote For	%	Withheld Vote	%
KPMG LLP	209,018,794	99.62	788,495	0.38

3.	Approval of Amended Long Term Incentive Plan and Unallocated Awards Under the Long Term Incentive Plan - FOR: 91.66%
According to proxies received and vote by show of hands, the ordinary resolution approving the Amended Long Term Incentive Plan and unallocated awards under the Company’s Long Term Incentive Plan was passed.

    T R A D I N G S Y M B O L T S X : A G I N Y S E : A G I

	Vote For	%	Vote Against	%
Long Term Incentive Plan	176,545,145	91.66	16,060,801	8.34

4.	Approval of Shareholder Rights Plan - FOR: 93.10%
According to proxies received and vote by show of hands, the ordinary resolution approving the Second Amended and Restated Shareholder Rights Plan and Third Amended and Restated Shareholder Rights Plan was passed.

	Vote For	%	Vote Against	%
Shareholder Rights Plans	179,325,184	93.10	13,280,763	6.90

5.	Approval of Amendments to the Company’s By-Laws - FOR: 99.66%
According to proxies received and vote by show of hands, the ordinary resolution approving the amendments to the Company’s By-Laws was passed.

	Vote For	%	Vote Against	%
By-Laws	191,950,957	99.66	654,990	0.34

6.	Approval of Approach to Executive Compensation - FOR: 65.34%
According to proxies received and vote by show of hands, the advisory resolution approving the Company’s approach to Executive Compensation was passed.

	Vote For	%	Vote Against	%
Executive Compensation	125,842,205	65.34	66,763,742	34.66

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3
Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801
www.alamosgold.com